

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005054

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 05 2015
Washington, DC 20549

No Act
PE 1/6/15

February 5, 2015

Kara MacCullough
Greenberg Traurig, P.A.
maccullough k@gtlaw.com

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-5-15

Re: SBA Communications Corporation
Incoming letter dated January 6, 2015

Dear Ms. MacCullough:

This is in response to your letter dated January 6, 2015 concerning the shareholder proposal submitted to SBAC by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated SBAC's intention to exclude the proposal from SBAC's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether SBAC may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov



Kara MacCullough
Tel 954.765.0500
Fax 954.765.1477
maccullougk@gtlaw.com

January 6, 2015

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re: SBA Communications Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8 Regarding Proxy Access for Shareholders

Ladies and Gentlemen:

We are writing on behalf of our client, SBA Communications Corporation, a Florida corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(9), the Company intends to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (collectively, the "Shareholder Proposal") submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponents"). Copies of the Shareholder Proposal, including the supporting statement, and related correspondence from the Proponents, are attached to this letter as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Shareholder Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included her name and telephone number both in this letter and the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j), we are: (1) filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive 2015 Proxy Materials with the Commission; and (2) simultaneously forwarding a copy of this letter and its attachments to the Proponents as notice of the Company's intent to omit the Shareholder Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff relating to the Shareholder Proposal, the Proponents must concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponents any response received from the Staff to this request that the Staff transmits by e-mail or fax only to the Company.

The Shareholder Proposal

The Shareholder Proposal seeks a non-binding shareholder resolution requesting that the Company's Board of Directors (the "Board") amend the Company's governing documents to implement proxy access for director nominations. Under the Shareholder Proposal, any shareholder or group of shareholders that collectively beneficially own at least 3% of the Company's shares continuously for three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Shareholder Proposal, shareholders would be permitted to nominate up to one-quarter of the Company's Board. Specifically, the Shareholder Proposal states:

> RESOLVED: Shareholders of SBA Communications Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Basis for Exclusion of the Shareholder Proposal

As discussed more fully below, the Company respectfully requests that the Staff concur in its view that the Shareholder Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

The Company's Proposal

The Board has determined to submit a proposal to shareholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek shareholder approval of amendments to the Company's Amended and Restated Bylaws (the "Bylaws") to permit any shareholder or group of up to ten shareholders collectively owning 5% or more of the Company's common stock continuously for five years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement and proxy card. Under the Company Proposal, such a shareholder or group of up to ten shareholders would be permitted to nominate up to 15% of the total number of directors then serving, subject to certain limitations. The Company intends to include in the 2015 Proxy Materials the specific text of the proposed Bylaw amendments implementing the Company Proposal.

Analysis

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Shareholder Proposal, specifically the right of the Company's shareholders to include in the Company's proxy statement and proxy card shareholder-nominated candidates for the Board of Directors. The Company Proposal provides that a single shareholder or group of up to ten shareholders (rather than an unlimited number of shareholders) owning 5% or more of the Company's shares for five years (rather than 3% of the Company's shares for three years, as was proposed by the Proponents) may nominate a candidate for election to the Board to be included in the Company's proxy materials. Moreover, the Company Proposal provides that a shareholder or group of up to ten shareholders would be permitted to nominate up to 15% of the total number of directors then serving, subject to certain limitations, rather than be permitted to nominate up to 25% of the Board, as was proposed by the Proponents. Because (i) the required share ownership percentage, (ii) the number of shareholders who can constitute a nominating group, (iii) the holding period and (iv) the number of directors that can be nominated cannot be set at different levels, the Shareholder Proposal directly conflicts with the Company Proposal. Submitting both the Shareholder Proposal and the Company Proposal to a shareholder vote at the Company's 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders that would result in inconsistent and ambiguous results if both proposals passed.

The Staff has recently granted no-action relief under Rule 14a-8(i)(9) with respect to a shareholder-sponsored proxy access proposal that conflicted with a company-sponsored proxy access proposal, because submitting both proposals to a shareholder vote would (i) present alternative and conflicting decisions for shareholders and (ii) create the potential for inconsistent and ambiguous results. *See Whole Foods Market, Inc.* (December 1, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for one or more holders of 3% of the company's outstanding common stock for three years to make board nominations in the company's proxy materials for up to 20% of the company's board seats or not less than two directors when a company-sponsored proposal to be submitted at the same meeting would permit a single shareholder (but not a group) owning 9% of the company's common stock for five years to make board nominations in the company's proxy materials for the greater of one director or 10% of the company's board seats).

The Company believes that the facts in the present case are consistent with those presented in the no-action request of *Whole Foods Market, Inc.*, which the Staff has granted. In this instance, the Shareholder Proposal would permit any shareholder or a group of shareholders of any number that collectively hold at least 3% of the Company's shares continuously for three years to nominate up to 25% of the candidates for election to the Company's Board and require that such nominee be listed with the Board's nominees in the Company's proxy materials. As discussed above, the Company Proposal will seek shareholder approval of amendments to the Bylaws to provide that a single shareholder or group of up to ten shareholders collectively owning 5% or more of the Company's shares for five years would be permitted to nominate up to up to 15% of the total number of directors then serving, subject to certain limitations, and that such nominee must be listed with the Board's nominees in the proxy statement. The Company believes that the inclusion of both of the Shareholder Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results.

Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff concur that it will not take any enforcement action if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 954-768-8255.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Kara L. MacCullough, on behalf of the Company, at maccullough@gtlaw.com, and to the Proponents at mgarlan@comptroller.nyc.gov.

We appreciate your attention to this request.

Very truly yours,

GREENBERG TRAURIG, P.A.



Kara MacCullough

Enclosure

cc: Michael Garland, Office of the New York City Comptroller
Thomas P. Hunt, SBA Communications Corporation

Exhibit A

Proponents' Proposal

Please see attached.



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 22, 2014

Mr. Thomas P. Hunt
Executive Vice President
SBA Communications Corp.
5900 Broken Sound Parkway NW
Boca Raton, FL 33847

Dear Mr. Hunt:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of SBA Communications Corp. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of SBA Communications Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: SBA Communications Corporation **Cusip #: 78388J106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 45,884 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President





BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: SBA Communications Corporation **Cusip #: 78388J106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 87,310 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: SBA Communications Corporation **Cusip #: 78388J106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 120,149 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: SBA Communications Corporation **Cusip #: 78388J106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 76,577 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: SBA Communications Corporation **Cusip #: 78388J106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 8,048 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: SBA COMMUNICATIONS CORP CL A

Cusip: 78388J106

Shares: 39,942

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: SBA COMMUNICATIONS CORP CL A

Cusip: 78388J106

Shares: 108,514

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: SBA COMMUNICATIONS CORP CL A

Cusip: 78388J106

Shares: 78,010

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: SBA COMMUNICATIONS CORP CL A

Cusip: 78388J106

Shares: 66,277

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: SBA COMMUNICATIONS CORP CL A

Cusip: 78388J106

Shares: 8,048

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President